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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
INSITE VISION INCORPORATED

(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)
457660 10 8

(CUSIP Number)
EVAN MELROSE
PTV SCIENCES
221 WEST 6TH STREET, SUITE 700
AUSTIN, TEXAS 78701
TELEPHONE: (512) 542-0010

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 9, 2008

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	457660 10 8

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Pinto Technology Ventures, L.P. I.R.S. ID No.: 27-0049242

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,238,999 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10	SHARED DISPOSITIVE POWER

10,238,999 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,238,999 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.55%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by Pinto Technology Ventures, L.P. (“Pinto LP”), Pinto Technology Ventures GP, L.P. (“Pinto GP”), Pinto TV GP Company LLC (“Pinto LLC”), Matthew S. Crawford (“Crawford”) and Evan S. Melrose (“Melrose,” together with Pinto LP, Pinto GP Pinto LLC and Crawford, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 5 below, Pinto LP holds 7,744,621 shares of Common Stock and 2,494,378 shares of Common Stock issuable pursuant to warrants. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and share power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose serve as managers of Pinto LLC and may be deemed to share power to vote and dispose of the shares held by Pinto LP; however, they disclaim beneficial ownership of the shares held by Pinto LP, except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 94,585,449 shares of Common Stock outstanding (as of April 30, 2008) as set forth in the Issuer’s most recent Quarterly Report on Form 10-K filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No.	457660 10 8

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Pinto Technology Ventures GP, L.P. I.R.S. ID No.: 27-0049236

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,238,999 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10	SHARED DISPOSITIVE POWER

10,238,999 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,238,999 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.55%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 5 below, Pinto LP holds 7,744,621 shares of Common Stock and 2,494,378 shares of Common Stock issuable pursuant to warrants. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and share power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose serve as managers of Pinto LLC and may be deemed to share power to vote and dispose of the shares held by Pinto LP; however, they disclaim beneficial ownership of the shares held by Pinto LP, except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 94,585,449 shares of Common Stock outstanding (as of April 30, 2008) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No.	457660 10 8

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Pinto TV GP Company LLC I.R.S. ID No.: 43-2059018

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,238,999 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10	SHARED DISPOSITIVE POWER

10,238,999 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,238,999 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.55%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 5 below, Pinto LP holds 7,744,621 shares of Common Stock and 2,494,378 shares of Common Stock issuable pursuant to warrants. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and share power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose serve as managers of Pinto LLC and may be deemed to share power to vote and dispose of the shares held by Pinto LP; however, they disclaim beneficial ownership of the shares held by Pinto LP, except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 94,585,449 shares of Common Stock outstanding (as of April 30, 2008) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No.	457660 10 8

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Matthew S. Crawford

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		128,000 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,238,999 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		128,000 shares of Common Stock

WITH:	10	SHARED DISPOSITIVE POWER

10,238,999 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,366,999 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.68%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 5 below, Pinto LP holds 7,744,621 shares of Common Stock and 2,494,378 shares of Common Stock issuable pursuant to warrants. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and share power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose serve as managers of Pinto LLC and may be deemed to share power to vote and dispose of the shares held by Pinto LP; however, they disclaim beneficial ownership of the shares held by Pinto LP, except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 94,585,449 shares of Common Stock outstanding (as of April 30, 2008) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No.	457660 10 8

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Evan S. Melrose

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		149,504 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,238,999 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		149,504 shares of Common Stock

WITH:	10	SHARED DISPOSITIVE POWER

10,238,999 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,388,503 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.70%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 5 below, Pinto LP holds 7,744,621 shares of Common Stock and 2,494,378 shares of Common Stock issuable pursuant to warrants. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and share power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose serve as managers of Pinto LLC and may be deemed to share power to vote and dispose of the shares held by Pinto LP; however, they disclaim beneficial ownership of the shares held by Pinto LP, except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 94,585,449 shares of Common Stock outstanding (as of April 30, 2008) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No. 457660 10 8

Item 1. Security and Issuer
(a)	This Statement on Schedule 13D is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.01 per share (“Common Stock”), of Insite Vision Incorporated (the “Issuer”).

(b)	The principal executive office of the Issuer is located at 965 Atlantic Avenue, Alameda, California 94501.
Item 2. Identity and Background
(a)	This Schedule 13D is filed by Pinto Technology Ventures, L.P. (“Pinto LP”), Pinto Technology Ventures GP, L.P. (“Pinto GP”), Pinto TV GP Company LLC (“Pinto LLC”), Matthew S. Crawford (“Crawford”) and Evan S. Melrose (“Melrose,” together with Pinto LP, Pinto GP Pinto LLC and Crawford, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The address of the principal place of business of the Reporting Persons is 221 West 6th Street, Suite 700, Austin, Texas 78701.

(c)	The principal business of the Reporting Persons is venture capital investment.

(d)	During the last five years, none of the Listed Persons (as defined below), to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Listed Persons (as defined below), to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Pinto LP is a Delaware limited partnership. Pinto GP is a Delaware limited partnership. Pinto LLC is a Delaware limited liability company. Each of Crawford and Melrose are citizens of the United States of America.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling Pinto LLC, the general partner of Pinto GP, the general partner of Pinto LP (the “Listed Persons”), required by Item 2 of Schedule 13D is listed on Schedule I hereto and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
On May 3, 2005, Pinto LP entered into that certain Subscription Agreement (the “Offering”) to purchase 5,454,545 shares of Common Stock of the Issuer, at a price of $0.55 per share (the “May Shares”). In connection therewith, Pinto LP received a warrant to purchase an aggregate of 1,636,363 shares of Common Stock of the Issuer (the “May Warrant”). The May Warrant has a term of five years, expiring May 26, 2010. The exercise price under the May Warrant is $0.6325 per share. The May Warrant may be exercised at any time prior to the expiration of its term by payment of the per share exercise price either in cash or by cashless or net exercise of the May Warrant. The applicable per share purchase price and the number of shares issuable upon exercise of the May Warrants are subject to adjustment for the occurrence of certain events, including stock dividends and split-ups, combinations, reorganizations and reclassifications.
On December 30, 2005, Pinto LP entered into that certain Subscription Agreement for the purchase and sale of 10% Senior Secured Promissory Notes and the warrants of the Issuer. In connection therewith, Pinto LP received a warrant to purchase an aggregate of 400,000 shares of Common Stock of the Issuer (the “December Warrant”). The December Warrant has a term of five years, expiring January 11, 2011. The exercise price under the December

CUSIP No. 457660 10 8
Warrant is $0.82 per share. The December Warrant may be exercised by payment of the per share exercise price either in cash or by a cashless or net exercise of the December Warrant. The applicable per share purchase price and the number of shares issuable upon exercise of the December Warrant is subject to adjustment for the occurrence of certain events, including stock dividends and split-ups, combinations, reorganizations and reclassifications. The sale of the December Warrant to Pinto LP was part of a private placement by the Issuer. The closing of the transaction occurred on January 6, 2006.
On August 1, 2006, Pinto LP entered into that certain Subscription Agreement to purchase 2,290,076 shares of Common Stock of the Issuer, at a price of $1.31 per share (the “August Shares” and, together with the May Shares, the “Shares”). In connection therewith, Pinto LP received a warrant to purchase an aggregate of 458,015 shares of Common Stock of the Issuer (the “August Warrant” and, together with the May Warrant and the December Warrant, the “Warrants”). The August Warrant has a term of five years, expiring August 14, 2011. The exercise price under the August Warrant is $1.51 per share. The August Warrant must be exercised in cash. The sale of the August Shares and the August Warrant to Pinto LP was part of a private placement by the Issuer. The closing of the transaction occurred on August 14, 2006.
The funds used by Pinto LP to acquire the securities described herein were obtained from capital contributions by its partners (general and limited).
Item 4. Purpose of Transaction
Pinto LP agreed to purchase the Shares and Warrants for investment purposes with the aim of increasing the value of its investments and the Issuer. Subject to applicable legal requirements, the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. The Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.
Representatives of the Reporting Persons have from time to time consulted the Board of Directors of the Issuer (the “Board”) to discuss the Issuer’s performance. In light of heightened concerns over the Issuer’s recent performance, the Reporting Persons have re-evaluated their historical philosophy regarding seeking to change or influence control of the Issuer. As such, the Reporting Persons may, from time to time, seek to change or influence control of the Issuer, including, without limitation, through seeking to influence the selection of management personnel and the removal, election and/or appointment of alternate members of the Board, or propose or support extraordinary corporate transactions such as mergers or reorganizations.
Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in any actions described in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

CUSIP No. 457660 10 8
Item 5. Interest in Securities of the Issuer
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of July 9, 2008:

		Warrants	Sole	Shared	Sole	Shared
	Shares Held	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Reporting Persons	Directly	Directly	Power	Power (1)	Power	Power (1)	Ownership	of Class (2)
Pinto LP	7,744,621	2,494,378	0	10,238,999	0	10,238,999	10,238,999	10.55%

Pinto GP	0	0	0	10,238,999	0	10,238,999	10,238,999	10.55%

Pinto LLC	0	0	0	10,238,999	0	10,238,999	10,238,999	10.55%

Crawford	128,000	0	128,000	10,238,999	128,000	10,238,999	10,366,999	10.68%

Melrose	149,504	0	149,504	10,238,999	149,504	10,238,999	10,388,503	10.70%

(1)	Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and share power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose serve as managers of Pinto LLC and may be deemed to share power to vote and dispose of the shares held by Pinto LP; however, they disclaim beneficial ownership of the shares held by Pinto LP, except to the extent of their pecuniary interests therein.

(2)	This percentage is calculated based upon 94,585,449 shares of Common Stock outstanding (as of April 30, 2008) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2008.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
A. Agreement regarding filing of joint Schedule 13D.

CUSIP No. 457660 10 8
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 9, 2008
PINTO TECHNOLOGY VENTURES, L.P.

By:	Pinto Technology Ventures GP, L.P.
Its:	General Partner
By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Evan S. Melrose

Name:	Evan S. Melrose

Manager

PINTO TECHNOLOGY VENTURES GP, L.P.

By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Evan S. Melrose

Name:	Evan S. Melrose

Manager

PINTO TV GP COMPANY LLC

By:	/s/ Evan S. Melrose

Name:	Evan S. Melrose

Manager

/s/ Matthew S. Crawford
Matthew S. Crawford

/s/ Evan S. Melrose
Evan S. Melrose
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. 457660 10 8
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 457660 10 8
SCHEDULE I
Matthew S. Crawford
c/o PTV Sciences
221 West 6th Street, Suite 700
Austin, Texas 78701
Principal Occupation: Principal of venture capital investment partnerships
Citizenship: United States of America
Evan S. Melrose
c/o PTV Sciences
221 West 6th Street, Suite 700
Austin, Texas 78701
Principal Occupation: Principal of venture capital investment partnerships
Citizenship: United States of America

CUSIP No. 457660 10 8
EXHIBIT INDEX
A. Agreement regarding filing of joint Schedule 13D.

CUSIP No. 457660 10 8
Exhibit B
JOINT FILING STATEMENT
I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the common stock of Insite Vision Incorporated is filed on behalf of each of the undersigned.
Dated: July 9, 2008
PINTO TECHNOLOGY VENTURES, L.P.

By:	Pinto Technology Ventures GP, L.P.
Its:	General Partner
By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Evan S. Melrose

Name:	Evan S. Melrose

Manager

PINTO TECHNOLOGY VENTURES GP, L.P.

By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Evan S. Melrose

Name:	Evan S. Melrose

Manager

PINTO TV GP COMPANY LLC

By:	/s/ Evan S. Melrose

Name:	Evan S. Melrose

Manager

/s/ Matthew S. Crawford
Matthew S. Crawford

/s/ Evan S. Melrose
Evan S. Melrose
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18
U.S.C. 1001)